

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 4, 2009

By U.S. Mail and facsimile

Liam Kinsella
Company Secretary
Allied Irish Banks PLC
Bankcentre, Ballsbridge
Dublin 4, Ireland

> **Re:** **Allied Irish Banks, PLC**
> **Form 20-F for fiscal year ended December 31, 2008**
> **File Number 01-10284**

Dear Mr. Kinsella:

We have reviewed your response to our comment letter dated September 3, 2009 and have the following comment.

Form 20-F for the Fiscal Year Ended December 31, 2008

Note 24 Derivative Financial Instruments, page 172

1. We note your response to comment four from our letter dated September 3, 2009. Your response indicates that there was no adjustment for AIB- specific credit risk in your valuation techniques for derivative liabilities since a large portion of the fair value of derivatives relate to inter-bank exposures and the majority of these transactions are managed under ISDA Master Netting Arrangements. We concur that the existence of Master Netting Arrangements and collateral requirements with counterparties would reduce exposure to credit risk by both counterparties. However, it would appear that any net derivative asset or liability existing with each counterparty after taking into consideration the Master Netting Arrangement and the collateral support would represent the amount still exposed to potential credit risk. Due to the current economic conditions which existed as of and subsequent to December 31, 2008 and taking into consideration your financial results during these time periods, including changes in your own credit risk in your derivative liability valuation could be material to your financial statements. Please tell us how you considered the guidance in BC89 of IAS 39 and paragraph 80 of the IASB's Expert Advisory Panel's "Measuring and Disclosing the Fair Value of Financial Instruments in Markets that are no Longer Active" in support

of your accounting. Additionally, to the extent that a similar approach was taken with respect to the consideration of counterparty credit risk in the valuation of your derivative assets, please address the literature noted above to support your accounting. Otherwise, please provide us with a materiality analysis which supports that inclusion of credit risk in the valuation of your derivative assets and liabilities would not be material to your financial statements.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comment. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact John Spitz at 202-551-3484 or me at 202-551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief